November 13, 2007

VIA FACSIMILE (202) 772-9209

 AND EDGAR

Mr. Kevin Woody

Branch Chief

Ms. Jennifer Monick

Staff Accountant

United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Form 10-K for the year ended December 31, 2006

File No. 001-13855

Dear Mr. Woody and Ms. Monick:

This letter responds to the comment letter dated November 2, 2007 regarding the referenced filing.

Consolidated Statements of Shareholders’ Equity

1.

Management sought and received an opinion from Arizona legal counsel.    The opinion concluded that shares that met the criteria set forth below and are held by third party lenders solely as collateral should be deemed issued but not outstanding under Arizona law until such time, if ever, as the collateral were to be realized upon by a third party lender.  The criteria are as follows: (i) first authorized and validly issued; (ii) fully paid and non assessable at original issue; (iii) duly reacquired by the Company and fully paid for at the time of the acquisition; (iv) remained on the books as treasury shares and not cancelled; and (v) that the pledge or other creditor agreements did not create an ownership right in the shares,.   The shares did meet all of the above requirements and therefore the Company accounted for them in accordance with APB No. 6.  The dividend shares and amount are reduced via a separate line by the treasury shares; therefore the total dividend reflected in retained earnings is based on the net common shares outstanding as reported on our consolidated balance sheet.

November 12, 2007

Mr. Kevin Woody

Ms. Jennifer Monick

Note 7. Gain on Sale of Las Vegas Leasehold Interest

2.

Management determined that land sold, or the sale of this particular leasehold interest in Las Vegas, does not meet the criteria of a discontinued segment or component of an entity as defined in paragraph 41 of SFAS 144.  Land, or this particular leasehold interest, is not “a reportable segment or an operating segment (as those terms are defined in Paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4).”  In addition, as mentioned in our previous letter, the Company continues to hold land for sale and/or development and has no plan to discontinue this portion of our operations.

We believe that we have addressed all concerns in your letter of November 2, 2007.

Thank you for your input and comments.  Please do not hesitate to contact me via correspondence or telephone at 602-957-2777 if you have additional questions or inquiries.

Sincerely,

Margaret M. Eardley

Executive Vice President

 Chief Financial Officer